SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                Commission File Number 001-11935
                                                                       ---------

(Check One)

[x] Form 10-K and Form 10-KSB       [ ] Form 11-K
[ ] Form 20-F     [ ] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

         For period ended     December 31, 1996
                              -------------------

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ]  Transition  Report on Form 11-K
[ ] Transition  Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

         For the transition period ended
                                         ---------------------------------

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION


     Full name of registrant      Black Rock Golf Corporation
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     Former name if applicable
                                ------------------------------------------------

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     Address of principal executive office (Street and Number)

     6786 South Revere Parkway, Ste. 150D
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         City, State and Zip Code       Englewood, Colorado  80112
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



                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box).

         [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [x] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


         Resolution of certain contingencies was not possible prior to the prescribed due date for the Registrant's Form 10-KSB for the fiscal year ended December 31, 1996. The Registrant expects these contingencies will be resolved prior to April 15, 1997 and will file the Form 10-KSB on or before that date.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

      Gerald D. Fick                   (303)                  799-9901
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        (Name)                      (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [x] Yes        [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [x] Yes        [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Net loss for the year ended December 31, 1996 was approximately $1,700,000 to $1,800,000 compared to a net loss of $283,835 for the year ended December 31, 1995.

                           BLACK ROCK GOLF CORPORATION
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    April 1, 1997             By: /s/ Jackson D. Rule, Jr.
    ------------------                --------------------------------
                                      Jackson D. Rule, Jr.
                                       Chairman of the Board, President and
                                             Chief Executive Officer


                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
               Federal criminal violations (see 18 U.S.C. 1001).